Exhibit (a)(5) (CLXX)

Contact:    Jennifer Glass

Oracle Corp.

(650) 633-6192

jennifer.glass@oracle.com

ORACLE FORMALLY EXTENDS TENDER OFFER

Best and Final Offer Open Through November 19, 2004

REDWOOD SHORES, Calif., November 1, 2004—Oracle Corporation (NASDAQ: ORCL) announced earlier today that it has amended its tender offer for all of the common stock of PeopleSoft, Inc. Among other changes, the offering price was increased to $24.00 per share, which represents Oracle’s best and final offer. By this press release, Oracle is formally extending the tender offer for all of the common stock of PeopleSoft, Inc. to midnight EST on Friday, November 19, 2004.

The tender offer was previously set to expire at midnight EST on Friday, November 5, 2004. As of the close of business on Friday, October 29, 2004, approximately 20,191,181 shares had been tendered in and not withdrawn from the offer.

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on February 12, 2004 and as subsequently amended. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

###